Chardan Capital Markets, LLC

17 State Street, 21st Floor

New York, NY 10004

December 29, 2022

VIA EDGAR

Division of Corporate Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4720

Attention: Todd Schiffman

Re:	AlphaTime Acquisition Corp
Registration Statement on Form S-1
File No. 333-268696

Dear Mr. Schiffman:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of AlphaTime Acquisition Corp that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EST on Thursday, December 29, 2022, or as soon as thereafter possible.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 364 copies of the Preliminary Prospectus dated December 7, 2022 have been distributed to prospective dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CHARDAN CAPITAL MARKETS, LLC

By:	/s/ George Kaufman
Name:	George Kaufman
Title:	Head of Investment Banking

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